EXHIBIT 12.1

TrueBlue, Inc.
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Twenty-six weeks ended	Year Ended December
	July 1, 2018	December 31, 2017	January 1, 2017	December 25, 2015	December 26, 2014	December 27, 2013
Earnings:
Income (loss) from continuing operations	$29,877	$77,550	$(20,340)	$96,447	$81,844	$60,937
Fixed charges	3,415	7,825	9,551	6,239	4,191	1,923
Earnings for ratio(1)	$33,292	$85,375	$(10,789)	$102,686	$86,035	$62,860

Fixed charges:
Interest expense	$2,245	$5,494	$7,166	$4,160	$3,156	$1,248
Interest component of rent expense	1,170	2,331	2,385	2,079	1,035	675
Total fixed charges	$3,415	$7,825	$9,551	$6,239	$4,191	$1,923
Ratio of earnings to fixed charges(2)	9.7	10.9	N/A	16.5	20.5	32.7

Deficit of earnings to fixed charges	N/A	N/A	$(10,789)	N/A	N/A	N/A

(1)	Earnings for ratio consists of income (loss) from continuing operations before income taxes.
(2)
For purposes of calculating the ratio of earnings to fixed charges, earnings equals (a) earnings from continuing operations before income taxes plus (b) fixed charges. Fixed charges equals (x) interest expense plus (y) the portion of rental expense, which management believes is representative of the interest component of rent expense.